

September 25, 2014

Via Email
Jessica Smith
Chief Accounting and Financial Officer
Airware Labs Corp.
7377 E Double tree Ranch Rd.
Suite 260
Scottsdale, Arizona 85258

> **Re:** **Airware Labs Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 13, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 14, 2014**
> **File No. 000-54730**

Dear Ms. Smith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Financial Statements, page F-1

Note 6. Loss on Warrants Exercised, page F-7

1.    Please further explain your accounting for the exercise of the warrants, including how the transaction resulted in a loss in your income statement, as well as how you determined the amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Julie Sherman, Reviewing Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief